Exhibit (l)(1)

ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

June 22, 2018

Voya Prime Rate Trust
7337 East Doubletree Ranch Road, Suite100
Scottsdale, Arizona 85258

Ladies and Gentlemen:

This opinion is being furnished in connection with the Registration Statement on Form N-2 (the “Registration Statement”) being filed today by Voya Prime Rate Trust (the “Trust”) under the Securities Act of 1933 (file no. 333-224419) and the Investment Company Act of 1940 (file no. 811-05410), each as amended, relating to the issuance and sale by the Fund of authorized shares of beneficial interest in the amount designated on the facing sheet of the Registration Statement (the “Shares”).

We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance of the Shares. In connection with this opinion, we have examined such certificates, documents, and records and have made such investigation of fact and such examination of law as we have deemed appropriate in order to enable us to render the opinion set forth herein. In conducting such investigation, we have relied, without independent verification, upon certificates of officers of the Trust, public officials and other appropriate persons.

We were not involved in the organization of the Trust.  We have not examined independently the question of what law would govern the interpretation or enforcement of any provision of the Agreement and Declaration of Trust, as amended, and have for this purpose assumed that the Trust is a duly established and validly existing unincorporated voluntary association with transferable shares under Massachusetts law (commonly known as a “Massachusetts business trust”) and that the interpretation and enforcement of each provision of the Agreement and Declaration of Trust will be governed by the laws of the Commonwealth of Massachusetts.

We have made such examination of Massachusetts law as we have deemed relevant for purposes of this opinion.  We express no opinion as to the effect of laws, rules, and regulations of any state or jurisdiction other than the Commonwealth of Massachusetts.

Based upon and subject to the foregoing, we are of the opinion that the Trust is authorized to issue the Shares and that, when the Shares are issued and paid for as contemplated in the Registration Statement, they will be validly issued, fully paid, and, except as described in the following paragraph, nonassessable by the Trust.

Under Massachusetts law, shareholders may, under certain circumstances, be held personally liable for the Trust’s obligations. However, the Agreement and Declaration of Trust provides that no shareholders of any series or class shall be personally liable for any claims against the Trust and shareholders are indemnified against all loss and expense arising from such liability. The risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances (which are considered remote) in which a Fund would be unable to meet its obligations and the disclaimer within the Agreement and Declaration of Trust is inoperative.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm as legal counsel for the Trust in the Registration Statement.  This consent shall not constitute an acknowledgment that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP